NO ACT

DC
P.E.
12-21-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08024809

Received SEC
FEB 05 2008
Washington, DC 20549

February 5, 2008

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/5/2008

Re: Washington Mutual, Inc.
Incoming letter dated December 21, 2007

Dear Mr. Mueller:

This is in response to your letter dated December 21, 2007 concerning the shareholder proposal submitted to Washington Mutual by the Massachusetts Laborers' Pension Fund. We also have received a letter from the proponent dated January 31, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
FEB 13 2008 E
THOMSON
FINANCIAL

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Thomas P.V. Masiello
Executive Director
Massachusetts Laborers' Pension Fund
14 New England Executive Park, Suite 200
P.O. Box 4000
Burlington, MA 01803-0900

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com

RECEIVED
2007 DEC 26 PM 7:09
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 21, 2007

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 95206-00128

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Shareholder Proposal of the Massachusetts Laborers' Pension Fund*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Washington Mutual, Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2008 Annual Meeting of Shareholders (collectively, the "2008 Proxy Materials") a shareholder proposal and statements in support thereof (the "Proposal") received from the Massachusetts Laborers' Pension Fund (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2008 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

THE PROPOSAL

The Proposal requests the Company's Board of Directors (the "Board") to produce a report discussing the Company's "potential financial exposure as a result of the mortgage securities crisis." The Proposal further requests that such report include discussion of the following:

- "what percentage of [the Company's] mortgage originations and/or mortgage securitizations could be categorized as subprime, Alt-A or other non-agency loan types;"
- "the long-term strategic and financial implications of the Company's recent decision to reduce its resources and capacity in the subprime area;" and
- "what the Company anticipates will be its ultimate realized losses related to the mortgage securities crisis."

A copy of the Proposal, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may properly be excluded from the 2008 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal deals with a matter relating to the Company's ordinary business operations.

ANALYSIS

The Proposal May Be Excluded under Rule 14a-8(i)(7) Because It Deals with a Matter Relating to the Company's Ordinary Business Operations.

Pursuant to Rule 14a-8(i)(7), a shareholder proposal may be excluded if it "deals with a matter relating to the company's ordinary business operations." The Commission has stated that the general underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). The Commission noted in the 1998 Release that there are two central considerations on which this underlying policy rests: (i) "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight;" and (ii) "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

As addressed below, the Proposal relates to the Company's ordinary business operations because: (A) the subject matter of the Proposal is the Company's sale of particular products and credit policies; and (B) the Proposal requests that the Company engage in an internal assessment of the risks or liabilities that the Company faces as a result of its operations.

A. The Proposal May Be Excluded Because Its Subject Matter Relates to the Company's Sale of Particular Products and Lending Practices.

Where a proposal requests that a company prepare a report on specific aspects of the company's business or form a special committee to study a segment of the company's business, the Staff "will consider whether the subject matter of the special report or the committee involves a matter of ordinary business; where it does, the proposal will be excludable." Exchange Act Release No. 20091 (Aug. 16, 1983). In addition, the Staff has indicated, "[where] the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business . . . it may be excluded under rule 14a-8(i)(7)." *Johnson Controls, Inc.* (avail. Oct. 26, 1999).

The Company is a consumer and small business banking company with operations in major U.S. markets. As such, the Proposal relates to the Company's ordinary business operations because it involves the Company's decisions to originate and manage certain loans and to allocate resources to a particular industry sector, *i.e.*, "to reduce its resources and capacity in the subprime area." These decisions have resulted from management's core functions of formulating lending policy, determining the Company's financial product offerings, and determining which market sectors and customer groups to serve. Banks and financial institutions such as the Company create and apply investment and lending policies in the ordinary course of their business operations.

The Staff recently has concurred that proposals requesting reports related to policies governing the products and services offered by financial institutions may be properly excluded under Rule 14a-8(i)(7). For example, in *Bank of America Corp.* (avail. Feb. 21, 2007), the Staff concurred that the company could exclude a proposal requesting a report about company policies to safeguard against the provision of financial services to clients that enabled capital flight and resulted in tax avoidance. In concurring that the proposal could be excluded under the ordinary business exception, the Staff characterized the proposal as relating to the "sale of particular services." *See also J.P. Morgan Chase & Co.* (avail. Feb. 26, 2007); *Citigroup Inc.* (avail. Feb. 21, 2007) (excluding same proposal on same grounds). As in *Bank of America*, the Proposal's subject matter regards the Company's decisions to sell (*i.e.*, originate) certain financial products and services.

The Staff also has concurred that proposals that request the collection, production and publication of data that pertain to the nature of the Company's loan products are excludable under Rule 14a-8(i)(7) and its predecessor. In *Banc One Corp.* (avail. Feb. 25, 1993), the Staff permitted exclusion under the ordinary business exception of a proposal requesting a report reviewing the company's lending practices, where the requested report would include information such as the "[p]ercentage of mortgage loans originated in low-moderate income tracks" and the "[t]otal amount each of small business loans . . . and housing construction loans." In its letter concurring with exclusion of this proposal, the Staff noted the company was being asked to provide "detailed information on loans" as well as "a description . . . of lending strategies and data collection procedures," and thus the proposal dealt with a matter relating to the conduct of the company's ordinary business operations. As in *Banc One Corp.*, the Proposal seeks detailed information regarding the Company's loan products and effectively imposes certain data collection procedures on the Company by asking the Company to quantify the percentage of its loans that fall under certain categories.

The foregoing precedent is consistent with the standard under Exchange Act Release No. 20091, quoted above: when a proposal seeks disclosure of additional information regarding a company's operations, the evaluation under Rule 14a-8(i)(7) will assess "whether the subject matter of the special report involves a matter of ordinary business." Thus, exclusion of the Proposal is further supported by a long line of precedent where the Staff has recognized that proposals addressing a financial institution's participation in a particular segment of the lending market relate to ordinary business matters and therefore are excludable under Rule 14a-8(i)(7). *See, e.g., Cash America Int'l, Inc.* (avail. Mar. 5, 2007) (proposal requesting the appointment of a committee to develop a suitability standard for the company's loan products excluded under the ordinary business exception ("i.e., credit policies, loan underwriting and customer relations")); *H&R Block, Inc.* (avail. Aug. 1, 2006) (permitting exclusion of a proposal relating to the company's policy of issuing high-interest refund anticipation loans because the proposal related to ordinary business operations ("i.e., credit policies, loan underwriting, and customer relations")); *Wells Fargo & Co.* (avail. Feb. 16, 2006) (proposal requesting that the board implement a policy not to provide credit or banking services to lenders that are engaged in payday lending excludable as relating to "credit policies, loan underwriting and customer relations"); *Citicorp.* (avail. Jan. 26, 1990) (proposal relating to the development of a policy to forgive a particular category of loans excluded under the predecessor to Rule 14a-8(i)(7)). Therefore, since the underlying subject matter of the report requested in the Proposal deals with the Company's decisions to sell particular products and implement certain lending practices, which are quintessentially ordinary business matters for financial institutions, the Proposal may be properly excluded under Rule 14a-8(i)(7).

We recognize that the Staff has not concurred with the exclusion under Rule 14a-8(i)(7) of proposals that specifically address alleged predatory lending practices or discriminatory lending practices based on race or ethnicity. *See Wells Fargo & Co.* (avail. Feb. 21, 2006) (proposal requesting the company produce a report explaining the racial and ethnic disparities in the cost of loans provided by the company not excludable under Rule 14a-8(i)(7)); *Bank of America Corp.* (avail. Feb. 23, 2006) (proposal requesting the development of standards to preclude the securitization of loans involving predatory practices not excludable under Rule 14a-8(i)(7)); *Conseco, Inc.* (avail. Apr. 5, 2001) (proposal requesting the establishment of a committee of outside directors to develop and enforce policies to ensure that the company does not engage in predatory lending practices not excludable under Rule 14a-8(i)(7)); *Associates First Capital Corp.* (avail. March 13, 2000) (proposal to establish a committee of outside directors to develop and enforce policies to ensure "that accounting methods and financial statements adequately reflect the risks of subprime lending and . . . employees do not engage in predatory lending practices"). However, the Proposal is easily distinguishable from these letters, as the Proposal and its supporting statement are clearly not addressed to either predatory or discriminatory lending practices, but instead focus on the company's ordinary business decisions to originate and manage a particular portfolio of loans. Thus, the Proposal here squarely addresses Company decisions on selling particular products and on credit policy, and accordingly does not raise significant social policies but instead implicates the Company's ordinary business operations.

B. The Proposal Requests the Company Engage in an Internal Assessment of the Risks and Liabilities that the Company Faces as a Result of Its Operations.

It is well established that shareholder proposals addressing assessments of risk arising out of a company's business operations are excludable. In Staff Legal Bulletin No. 14C (June 28, 2005) ("SLB 14C"), the Staff stated:

> To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk. To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7).

Although SLB 14C addresses proposals that seek reports on risk assessments relating to significant social policy issues, we understand that it also reflects the Staff's position generally on proposals seeking an assessment of risks arising from a company's operations, even when the aspect of the company's operations to be assessed does not implicate significant social policy issues within the scope of Rule 14a-8(i)(7). For example, in *J.P. Morgan Chase & Co.* (avail. Feb. 28, 2001), a request that the company's board of directors provide a discussion of the risks of inflation and deflation on the company's performance was excluded under Rule 14a-8(i)(7) as involving an "evaluation of risk." Similar to the proposal in *J.P. Morgan Chase*, the Proposal asks that the Company evaluate the risks and liabilities ("financial exposure" and "financial implications") it faces as a result of certain market conditions and explain the financial impact of the business decisions it has taken in response to such conditions. *See also Union Pacific Corp.* (avail. Feb. 21, 2007) (proposal asking for a report on company's efforts to safeguard operation and minimize financial risk from a terrorist attack or other homeland security incident excludable as relating to an "evaluation of risk"); *General Electric Co.* (avail. Jan. 13, 2006) (proposal requesting a committee to report on the risk of damage to brand name and reputation from certain employment practices excludable as requiring "evaluation of risk").

Shareholder proposals need not explicitly request an "evaluation of risk" to be excludable on that basis under Rule 14a-8(i)(7). For example, in *Pulte Homes, Inc.* (avail. Mar. 1, 2007), the Staff concurred that the company could exclude as relating to "evaluation of risk" a proposal requesting that the company "assess its response" to rising regulatory, competitive and public pressure to increase energy efficiency. *See also Great Plains Energy Inc.* (avail. Feb. 10, 2007) (proposal demanding a "financial analysis . . . of the impact" of a carbon dioxide emissions tax excludable as calling for an evaluation of risk); *Hewlett-Packard Co.* (avail. Jan 22, 2007) (proposal requesting a report on the development and "costs and benefits" of a greenhouse gas policy excludable under Rule 14a-8(i)(7)); *The Dow Chemical Co.* (avail. Feb. 23, 2005) (concurring with the exclusion under Rule 14a-8(i)(7) of a shareholder proposal requesting a report describing the reputational and financial impact of the company's response to pending litigation because it related to an evaluation of risks and liabilities); *American Int'l Group, Inc.* (avail. Feb. 19, 2004) (concurring that the company could exclude a proposal that requested the board of directors to report on "*the economic effects* of HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy," because it called for an evaluation of risks and benefits) (emphasis supplied).

The Proposal requests that the Company produce a report "discussing its potential financial exposure as a result of the mortgage securities crisis" and "the long-term strategic and financial implications of the Company's recent decision to reduce its resources and capacity in the subprime area." Moreover, the Proposal's supporting statement specifically states that "[s]hareholders of our Company require transparency so that we may adequately evaluate risk." This language in both the Proposal and the supporting statement demonstrate that the Proposal calls for the Company to engage in the kind of risk analysis that is part of a financial institution's ordinary business operations. As a lending institution, the Company must evaluate a multitude of risks in determining whether to make certain loans and enter certain markets. Consistent with the policy expressed in SLB 14C, the Staff has permitted exclusion of proposals requesting that banks produce reports containing risk evaluations. *See Wells Fargo & Co.* (avail. Feb. 16, 2006) (permitting exclusion of a proposal requesting a report on the effect of global climate change on the company's business strategy because the proposal called for an assessment of risk); *Wachovia Corp.* (avail. Feb. 10, 2006) (permitting exclusion of the same proposal). Moreover, even if subprime lending were deemed to implicate a significant social policy issue within the scope of Rule 14a-8(i)(7) (which as we discuss above, we do not believe to be the case), the Proposal is not requesting the Company to minimize or eliminate its subprime operations, but instead seeks additional information on the risks and liabilities of the Company's ordinary business activities in determining the extent to which it participates in the subprime market. Thus, because the Proposal, by its own terms, requests an evaluation of the risks and liabilities that the Company has incurred or may incur as a result of its ordinary business operations, it pertains to ordinary business operations which the Company's Board and management have been entrusted to implement, and thus is excludable under Rule 14a-8(i)(7).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2008 Proxy Materials pursuant to Rule 14a-8(i)(7). We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Moreover, the Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to the Company only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671, my colleague Elizabeth A. Ising at (202) 955-8287 or Christopher J. Bellavia, First Vice President and Assistant General Counsel at the Company, at (206) 500-4337.

Sincerely,

Ronald O. Mueller

ROM/nhw
Enclosures

cc: Christopher J. Bellavia, Washington Mutual, Inc.
Jennifer O'Dell, Laborers' International Union of North America Corporate Governance Project

100355548_3.DOC

EXHIBIT A

MASSACHUSETTS LABORERS' PENSION FUND

14 NEW ENGLAND EXECUTIVE PARK • SUITE 200
P.O. BOX 4000, BURLINGTON, MASSACHUSETTS 01803-0900
TELEPHONE (781) 272-1000 OR (800) 342-3792 FAX (781) 272-2226

November 14, 2007

Via Facsimile
206-377-2837

Mr. William Lynch
Corporate Secretary
Washington Mutual, Inc.
1301 Second Avenue
Seattle, WA 98101

Dear Mr. Lynch:

On behalf of the Massachusetts Laborers' Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Washington Mutual, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 4,100 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's wealth generating capacity over the long-term will best serve the interests of the Company shareholders and other important constituents of the Company.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact, Jennifer O'Dell, Assistant Director, LIUNA Corporate Affairs Department, at (202) 942-2359. Copies of correspondence or a request for a "no-action" letter should be forwarded to Ms. O'Dell to the following address: Laborers' International Union of North America Corporate Governance Project, 905 16th Street, NW, Washington, DC 20006.

Sincerely,

Thomas P.V. Masiello
Thomas P.V. Masiello
Administrator

TPVM/gdo
Enclosure

cc: Jennifer O'Dell

Resolved: That the shareholders of Washington Mutual Inc. ("Washington Mutual" or "the Company") request that the Board of Directors prepare and provide to shareholders a report discussing its potential financial exposure as a result of the mortgage securities crisis, including the following:

1. A discussion of what percentage of Washington Mutual's mortgage originations and/or mortgage securitizations could be categorized as subprime, Alt-A or other non-agency loan types;
2. A discussion of the long-term strategic and financial implications of the Company's recent decision to reduce its resources and capacity in the subprime area and,
3. A discussion of what the Company anticipates will be its ultimate realized losses related to the mortgage securities crisis.

The report should be prepared at reasonable cost, omit proprietary information, and be distributed to shareholders within six months of the Company's annual meeting in the manner deemed most efficient by the Company.

Supporting Statement

As long term shareholders, we are concerned about our Company's recent performance. Our Company is a major player in the non-agency mortgage loan area. As major news outlets have reported, these types of loans have suffered major losses. Our Company has been forced to lay off workers, reduce operations in subprime lending and has seen its market cap drop significantly over a short period of time. We are particularly concerned that information about the Company's operations in the non-agency loan arena is not clearly articulated to shareholders.

Bloomberg News Columnist Jonathan Weil has criticized the Company's practice of changing the asset classification of troubled loans "to ``held for investment" from ``held for sale."

" ...mortgages classified as held for sale must be carried on the balance sheet at cost or market value, whichever is lower, with any declines hitting quarterly earnings. Mortgages held for investment, by contrast, need be written down only if they have suffered an ``impairment" that is ``other than temporary," which can mean different things to different people. .... A loan's real-life value, of course, won't stop falling just because the accounting treatment changes. Yet by reclassifying loans as investments, banks can postpone big losses, hoping the values rebound later. The problem is they might not, in which case investors could get blindsided. ... Because the transparency is so poor, investors can't see if the companies might have sold their best loans and stashed the bad ones in their investment portfolios.[1]

For these reasons, shareholders have reason to be concerned and to seek greater information from our Board of Directors.

Shareholders of our Company require transparency so that we may adequately evaluate risk. Currently there is no single source on the Company's balance sheet that provides the requested information to shareholders.

We therefore urge shareholders to vote **FOR** our proposal.

---

1 Jonathan Weil, Bloomberg News, November 8, 2007.

MASSACHUSETTS LABORERS' BENEFIT FUNDS
14 New England Executive Park, Suite 200
P. O. Box 4000
Burlington, MA 01803-0900
Tel: 781.272.1000 Fax: 781.238.0717

Fax

To: Mr. William Lynch

Company: Washington Mutual, Inc.

From: Thomas P.V. Masiello, Administrator
Massachusetts Laborers' Benefit Funds

Fax: 206-377-2837

Pages: 4 including cover page

Phone:

Date: 11/14/07

Re:

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MASSACHUSETTS LABORERS' PENSION FUND

14 NEW ENGLAND EXECUTIVE PARK • SUITE 200
P.O. BOX 4000, BURLINGTON, MASSACHUSETTS 01803-0900
TELEPHONE (781) 272-1000 OR (800) 342-3792 FAX (781) 272-2226

RECEIVED
2008 FEB -1 PM 5:15
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 31, 2008

By Overnight Mail

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Response to Washington Mutual, Inc.'s Request for No-Action Advice Concerning the Massachusetts Laborers' Pension Fund's Shareholder Proposal

Dear Sir or Madam:

The Massachusetts Laborers' Pension Fund ("Fund") hereby submits this letter in reply to Washington Mutual, Inc.'s ("Washington Mutual" or "Company") Request for No-Action Advice to the Security and Exchange Commission's Division of Corporation Finance staff ("Staff") concerning the Fund's shareholder proposal ("Proposal") and supporting statement submitted to the Company for inclusion in its 2008 proxy materials. The Fund respectfully submits that the Company has failed to satisfy its burden of persuasion and should not be granted permission to exclude the Proposal. Pursuant to Rule 14a-8(k), six paper copies of the Fund's response are hereby included and a copy has been provided to the Company.

The Company fails to satisfy its burden under Rule 14a-8(i)(7) and its no-action request should be denied.

The Company argues that the Proposal may be excluded under Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations "because (A) the subject matter of the Proposal is the Company's sale of particular products and credit policies; and (B) the Proposal requests that the Company engage in an internal assessment of the risks or liabilities that the Company faces as a result of its operations. The Company proceeds to cite a long string of precedent relating to proposals requesting reports on policies concerning services offered by financial institutions.

However, we respectfully submit that this argument fails to address the central issue in determining whether the Proposal may be excluded under Rule 14a-8(i)(7). That issue is whether the widespread debate concerning subprime mortgages and mortgage securitizations has transformed the topic of the Proposal into one that transcends ordinary business. We believe that standard has clearly been met so the Company is not entitled to relief under Rule 14a-8(i)(7).

The Proposal requests that the Company prepare a report discussing its potential financial exposure as a result of the mortgage securities crisis, including a discussion of what percentage of its mortgage originations and/or mortgage securitizations could be categorized as subprime, Alt-A or other non-agency loan types; a discussion of the implications of the Company's decision to reduce its resources and capacity in the subprime area; and a discussion of anticipated losses related to the mortgage securities crisis.

Certain issues may not be excludable under Rule14a-8(i)(7) because widespread public date serves to elevate them into significant matters beyond ordinary business. In Staff Legal Bulletin No. 14A (July 12, 2002) it was noted:

> The Division has noted many times that the presence of widespread public debate regarding an issue is among the factors to be considered in determining whether proposals concerning that issue "transcend the day-to-day business matters.[]
>
> We believe that the public debate regarding shareholder approval of equity compensation plans has become significant in recent months. Consequently, in view of the widespread public debate regarding shareholder approval of equity compensation plans and consistent with our historical analysis of the 'ordinary business' exclusion, we are modifying our treatment of proposals relating to this topic.[] . . . .

The analogy to the widespread debate surrounding equity-based compensation is apt. The subprime mortgage crisis that has engulfed the country and dominated news the last several months, as well as the severe economic and financial crisis that has ensued, certainly serves to elevate what admittedly once might have been a matter of ordinary business to anything but that today.

In Verizon Communications Inc., 2003 SEC No-Act. LEXIS 123 (Jan. 23, 2003) the Staff rejected the company's Rule 14a-8(i)(7) argument and affirmed inclusion of a proposal that was related to the company's auditors. The Staff stated:

The proposal requests that the board of directors adopt a policy 'stating that the public accounting firm retained by our Company to provide audit services, or any affiliated company, should not also be retained to provide any management consulting services to our Company.'
. . . .

> We are unable to concur in your view that Verizon may exclude the proposal under rule 14a-8(i)(7). That provision permits the omission of a proposal that deals with a matter relating to the ordinary business operations of a registrant. In view of the widespread public debate concerning the impact of non-audit services on auditor independence and the increasing recognition that this issue raises significant policy issues, we do not believe that Verizon may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Another important precedent is provided by National Semiconductor Corporation, 2002 SEC No-Act. Lexis 821 (December 6, 2002) which represents a decision by the full Commission directing the Staff to reconsider its original decision in favor of the company seeking to exclude a proposal requesting the board establish a policy and practice of expensing in its annual income statement the cost of stock options issued to company executives. The proponent in National Semiconductor noted, "Regardless of whether the issue of expensing stock options may once have been portrayed as a mundane matter that reflects no more than a choice of accounting methods, such is most definitely not the case today."

The Staff Legal Bulletin and the precedent demonstrate that issues related to auditor independence, stock option expensing, and equity-based compensation had been transformed by widespread public debate from ordinary business matters to significant policy issues worthy of shareholder consideration. We respectfully submit that such is clearly the case as daily reports make clear that the mortgage securities crisis is part of a global economic and financial crisis.

On Jan. 21, 2008, the *New York Times* features an article entitled "Stock Plunge Worldwide on Fears of a U.S. Recession." That article noted:

> Fears that the United States is in a recession reverberated around the world on Monday, sending stock markets from Frankfurt to Bombay into a tailspin and puncturing the hopes of many investors that Europe and Asia will be able to sidestep an American downturn.
>
> On a day when United States markets were closed in observance of Martin Luther King's Birthday, the world's eyes were trained nervously on the United States. Investors reacted with what many analysts described as panic to the multiplying signs of weakness in the American economy.
> Shares of banks led the decline in many countries, underscoring that the subprime crisis continues to hobble the global financial system. . . . (emphasis added).

In an article entitled "Paulson says Bush administration working to combat subprime crisis," International Herald Tribune (Jan. 7, 2008) it was reported:

> The Bush administration is working to combat the severe housing crisis in the United States, but there is no simple solution, Treasury Secretary Henry Paulson said Monday, adding that a correction in the housing market is "inevitable and necessary."
>
> . . . .
>
> Paulson said the country was facing an unprecedented wave of 1.8 million subprime mortgages that are scheduled to reset to sharply higher rates over the next two years. He said this raised the possibility of a market failure and was the reason the administration brokered a deal with the mortgage industry to freeze certain subprime mortgage rates for five years to allow the housing market to recover.
>
> . . . .
>
> Paulson and President George W. Bush were both delivering speeches Monday on the state of the economy. Bush received an update Friday from Paulson, Federal Reserve Chairman Ben Bernanke and other market regulators about how markets have been performing following a severe credit squeeze that began in August that roiled financial markets around the world.
>
> The credit crisis was sparked by raising defaults on subprime mortgages. Those defaults have already resulted in multibillion-dollar losses at many financial institutions who bought securities backed by the subprime mortgages that have gone bad. . . .

The widespread public debate concerning the subprime mortgage crisis elevates the Proposal such that it transcends ordinary business matters. The Proposal is not an attempt to micromanage the Company or its business. Rather, it seeks to obtain critically important information as shareholders seek to monitor their investment in the Company.

For these reasons, we submit that the Company has failed to satisfy its burden of persuasion under Rule 14a-8(i)(7) and the Proposal should be included in the Company's proxy statement.

If you have any questions or wish to discuss the Proposal, please contact Jennifer O'Dell, Assistant Director, LIUNA Corporate Affairs Department, at (202) 942-2359.

Very truly yours,

Thomas P. V. Masiello
Executive Director

TPVM/gdo

cc: Jennifer O'Dell

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 5, 2008

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Washington Mutual, Inc.
Incoming letter dated December 21, 2007

The proposal requests that the board prepare and provide to shareholders a report discussing the company's potential financial exposure as a result of the mortgage securities crisis, including information specified in the proposal.

There appears to be some basis for your view that Washington Mutual may exclude the proposal under rule 14a-8(i)(7), as relating to Washington Mutual's ordinary business operations (i.e., evaluation of risk). Accordingly, we will not recommend enforcement action to the Commission if Washington Mutual omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Greg Belliston

Greg Belliston
Special Counsel

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